                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end       December 31, 1999
                              -----------------

                                       OR

[ ] TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number   000-23423
                         ---------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank
   802 Main Street
   West Point, Virginia 23181

   Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation
   300 Arboretum Place, Suite 245
   Richmond, Virginia 23236

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

   C & F Financial Corporation
   802 Main Street
   West Point, Virginia 23181

                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

                              Virginia Bankers Association Defined Contribution Plan for C & F Mortgage Corporation
                              -----------------------------------
                                        (Name of Plans)

Date     June 26, 2000         /S/ Thomas F. Cherry
         -------------        -----------------------------------
                              Thomas F. Cherry
                              Chief Financial Officer

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                             CONTRIBUTION PLAN FOR
                           CITIZENS AND FARMERS BANK

                              West Point, Virginia

                                FINANCIAL REPORT

                               DECEMBER 31, 1999

                                C O N T E N T S


                                                       Page


INDEPENDENT AUDITOR'S REPORT
  ON THE FINANCIAL STATEMENTS                             1

FINANCIAL STATEMENTS

  Statements of net assets available for benefits         2
  Statements of changes in net assets available for
    benefits                                              3
  Notes to financial statements                         4-9

SUPPLEMENTAL SCHEDULE

  Schedule of assets held for investment purposes        10

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Virginia Bankers Association Defined Contribution
 Plan for Citizens and Farmers Bank
West Point, Virginia


     We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
May 2, 2000

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Statements of Net Assets Available for Benefits
                           December 31, 1999 and 1998




                                                  1999               1998
                                              ------------       -----------

Assets

Investments, at fair value                    $ 4,098,158        $3,131,371
                                              -----------        ----------
Receivables:
  Employer contribution                       $   167,058        $  154,683
  Participant contributions                         7,220             6,210
  Due from brokers                                241,466               - -
  Other                                               745                 6
                                              -----------        ----------
     Total receivables                        $   416,489        $  160,899
                                              -----------        ----------

Cash                                          $       - -        $       55
                                              -----------        ----------

     Total assets                             $ 4,514,647        $3,292,325
                                              -----------        ----------
Liabilities

Settled purchases in excess of cash           $   240,569        $      - -
Other liabilities                                   2,125            12,396
                                              -----------        ----------
     Total liabilities                        $   242,694        $   12,396
                                              -----------        ----------

     Net assets available for benefits       $ 4,271,953        $3,279,929
                                              ===========        ==========

See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                  Statements of Changes in Net Assets Available
                                  for Benefits
                 For the Years Ended December 31, 1999 and 1998

                                                   1999                  1998
                                                ----------            ---------

  Additions to net assets
    attributable to:
      Investment income:
        Net appreciation in fair
          value of investments                 $  715,665             $ 297,754
        Interest and dividends                      5,759                 4,868
                                               ----------             ---------
                                               $  721,424             $ 302,622
                                               ----------             ---------

      Contributions:
        Employer                               $  296,151             $ 269,723
        Participant                               203,800               163,541
        Rollover contributions                     18,733                18,700
        Other                                        - -                  1,771
                                               ----------             ---------
                                               $  518,684             $ 453,735
                                               ----------             ---------

  Total additions                              $1,240,108             $ 756,357
                                               ----------             ---------

  Deductions from net assets
    attributable to,
      benefits paid to participants            $  248,084             $ 245,824
                                               ----------             ---------

        Net increase                           $  992,024             $ 510,533

Net assets available for benefits:
  Beginning of period                           3,279,929             2,769,396
                                               ----------             ---------

  End of period                                $4,271,953            $3,279,929
                                               ==========            ==========

See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                         FOR CITIZENS AND FARMERS BANK

                         Notes to Financial Statements



Note 1. Description of the Plan

        The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

             The Plan is a defined contribution plan maintained by Citizens and Farmers Bank pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             Effective January 1, 1999, the Plan was restated to include the investment option of C&F Financial Corporation Stock (Employer Stock) registered under the Securities Act of 1933.

            Contributions

             Each participant may elect to defer from 1% to 20% of their pretax annual compensation, as defined in the Plan. The Bank makes a matching contribution to the Plan on behalf of each participant who makes a pretax contribution. The amount the Bank contributes is 100% of the first 5% of compensation. The Bank may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. This contribution is allocated in proportion of a participant's covered compensation to covered compensation of all participants. Discretionary contributions declared or made by the Bank were $158,381 and $150,056 during the plan years ended December 31, 1999 and 1998, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Code.

            Participants' Accounts

             Each participant's account is credited with the participant's contribution and allocations of (a) the Bank's contributions (b) Plan earnings and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements
            Vesting

             The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Bank's contributions occurs as follows:

                           Number of Years of
                            Vesting Service          Vested Interest
                         --------------------        ---------------

                  Less than 3 years                         0%
                  3 years but less than 4 years            20%
                  4 years but less than 5 years            40%
                  5 years but less than 6 years            60%
                  6 years but less than 7 years            80%
                  7 years or more                         100%

            Investment Options

             All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into separate investment funds established in the Trust Fund. The following provides a description of each available investment option as stated in the summary plan description:

                 Current Income Fund - This investment fund is invested primarily in short-term and intermediate-term bond funds that the Investment Manager considers appropriate from time to time. This investment fund will generally earn higher income than money market instruments or certificates of deposit. While the investment division is designed to emphasize safety and stability, its value may in fact decrease. This option was eliminated as of December 31, 1999. The funds previously in the Current Income investment option are held in the SouthTrust U.S. Treasury Money Market Fund and will be allocated into other investment options according to participant direction.

                 Capital Preservation Fund - This investment fund is invested primarily in corporate and government funds that the Investment Manager considers appropriate from time to time. Generally, the funds will be selected for their income and relative stability in the price of fund shares. This investment division will also contain a small stock component which provides some potential for growth. While this investment division is designed to safeguard the principal investment, its value generally will fluctuate up and down based on market conditions.

                         Notes to Financial Statements

                 Moderate Growth Fund - This investment fund is invested in bond and stock funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund will maintain a strong commitment to bond funds to provide current income and help stabilize the portfolio for inordinate swings in value. The value of this investment fund generally will fluctuate up and down based on market conditions.

                 Wealth Building Fund - This investment fund is invested in a diversified mix of stock and bond funds that the Investment Manager considers appropriate from time to time. Generally, this investment fund is designed to build assets and protect against inflation over the long run. The value of this investment fund generally will fluctuate up and down based on market conditions.

                 Aggressive Appreciation Fund - This investment fund is invested exclusively in stock funds that the Investment Manager considers appropriate from time to time. This investment fund is designed to provide the highest growth potential. Stock funds offer the greatest opportunity for significant gains and correspondingly, the highest degree of risk of loss in value.

                 Employer Stock Fund - This investment fund is invested exclusively in common stock of C&F Financial Corporation ("Employer Stock") and such temporary cash investments as the named Fiduciary considers appropriate from time to time. Generally, this investment fund will be invested 50% to 100% in Employer Stock. Investments in C&F Financial Corporation Stock became available beginning January 1, 1999.

             A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the Employer Stock Fund, the remaining balance and future contributions may be invested in one other investment fund. Participants may change their investment options quarterly and any investment direction will apply to the entire account balance and to any future contributions made.

            Participants Notes Receivable

             Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Fund. Loan terms are limited to 5 years or up to 30 years for the purchase of a primary residence. The loans are fully secured by the balance in the participant's account and bear interest at 1/4 of 1% over the Corporation's prime rate and will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

                         Notes to Financial Statements

            Payment of Benefits

             Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

            Forfeited Accounts

             At December 31, 1999 and 1998, all forfeited nonvested accounts balances were reallocated among remaining Plan participants.


Note 2.    Summary of Accounting Policies


            Basis of Accounting

             The financial statements of the Plan are prepared under the accrual method of accounting.

            Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

            Investment Valuation and Income Recognition

             The Plan's investments in collective trusts are stated at contract value. Contract values as stated by Virginia Bankers Association Benefits Corporation (VBA), Plan Trustee, are determined by closing quoted market prices of the underlying securities and therefore approximate fair value at the end of the Plan year. Common stock is stated at the fair value determined by quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

             Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

             In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for plan benefits.

                         Notes to Financial Statements

            Benefit Payments

             Benefit payments are recorded when paid.


Note 3. Plan Termination

        Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100 percent vested in the portion of his or her account not previously vested.


Note 4. Investments

        The Plan's investment assets are held by the custodian, SouthTrust Asset Management Company of Georgia, N.A. The following table presents the fair value of investments for the years ended December 31, 1999 and 1998 that represent 5 percent or more of the Plan's net assets.

                                    December 31,
                               ----------------------
                                  1999        1998
                               ----------  ----------

VBA Current Income Fund        $      - -  $  183,540
VBA Capital Preservation
   Fund                           232,812     116,322
VBA Moderate Growth Fund          420,295     274,476
VBA Wealth Building Fund        1,983,723   1,464,659
VBA Aggressive Appreciation
 Fund                           1,108,289   1,054,471
SouthTrust U.S. Treasury
  Money Market Fund               254,015      11,821

         During the Plan years ending December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $715,665 and $297,754 as follows:

                                    December 31,
                                 -------------------
                                   1999       1998
                                 ---------  --------

Common Collective Trust Funds    $728,150   $297,754
Employer Common Stock             (12,485)       - -
                                 --------   --------
                                 $715,665   $297,754
                                 ========   ========

                         Notes to Financial Statements

Note 5. Tax Status

        The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


Note 6. Related-Party Transactions

        The majority of the Plan's assets are invested in common collective Trust Funds which are managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan. Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds are based on closing market quotes of the underlying securities and fees. Charges for services by the party-in-interest are based on customary rates for such services.

        The Plan allows funds to be invested in the common stock of C & F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C & F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of the common stock is based on quotes from an active market.


Note 7. Administrative Expenses

        Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.


Note 8. Significant Amendments and Events

        The Plan was amended and restated effective as of March 15, 2000. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants as of March 2000, included various changes to the Plan. The most significant changes included a revision of Plan investment options to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan's Trustee, Virginia Bankers Association Benefits Corporation, for all investment funds other than the Employer Stock Fund. The Fiduciary, with respect to employer stock, is Citizens and Farmers Bank.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR CITIZENS AND FARMERS BANK

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999


                                                                                                       Fair
     Description of Asset                    Type of Asset                         Cost                Value
----------------------------------  ---------------------------------------    ---------------    ---------------
VBA Capital Preservation Fund          Common Collective Trust Fund              $   216,511          $ 232,812

VBA Moderate Growth Fund               Common Collective Trust Fund                  328,377            420,295

VBA Wealth Building Fund               Common Collective Trust Fund                1,262,200          1,983,723

VBA Aggressive Appreciation Fund       Common Collective Trust Fund                  738,485          1,108,289

C & F Financial Corporation -
  Employer Stock Fund                  Common Stock                                   83,099             71,787

SouthTrust U.S. Treasury
  Money Market Fund                    Cash Equivalent                               254,015            254,015

Participant Note                       Loan                                           27,237             27,237
                                                                                 -----------        -----------
                                                                                 $ 2,909,924        $ 4,098,158
                                                                                 ===========        ===========

                      VIRGINIA BANKERS ASSOCIATION DEFINED
                             CONTRIBUTION PLAN FOR
                            C&F MORTGAGE CORPORATION

                               Richmond, Virginia

                                FINANCIAL REPORT

                               DECEMBER 31, 1999

                                C O N T E N T S


                                                    Page

INDEPENDENT AUDITOR'S REPORT
 ON THE FINANCIAL STATEMENTS                           1

FINANCIAL STATEMENTS

 Statements of net assets available for benefits       2
 Statements of changes in net assets available
  for benefits                                         3
 Notes to financial statements                       4-8

SUPPLEMENTAL SCHEDULE

 Schedule of assets held for investment purposes       9

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Virginia Bankers Association Defined Contribution
 Plan for C&F Mortgage Corporation
Richmond, Virginia


     We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia
May 10, 2000

            VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

                         FOR C&F MORTGAGE CORPORATION


                Statements of Net Assets Available for Benefits

                          December 31, 1999 and 1998

                                           1999                    1998
                                        -----------             ---------
Assets

Investments, at fair value              $ 1,594,573             $  917,948
                                        -----------             ----------

Receivables:

  Employer contribution                 $   146,801             $  185,000

  Participant contributions                     151                 23,033
                                        -----------             ----------

    Total receivables                   $   146,952             $  208,033
                                        -----------             ----------


Cash                                    $    37,001             $       66
                                        -----------             ----------

    Total assets                        $ 1,778,526             $1,126,047

Liabilities

Other liabilities                            19,623                 30,482
                                        -----------             ----------

Net assets available for benefits       $ 1,758,903             $1,095,565
                                        ===========             ==========

See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                       Statements of Changes in Net Assets
                             Available for Benefits
                 For the Years Ended December 31, 1999 and 1998

                                                         1999                    1998
                                                      ----------             -----------
Additions to net assets attributable to:

  Investment income:
    Net appreciation in fair value
      of investments                                  $  193,940              $   80,704
    Interest and dividends                                 3,420                   1,234
                                                      ----------              ----------
                                                      $  197,360              $   81,938
                                                      ----------              ----------
  Contributions:
    Employer                                          $  147,737              $  185,000
    Participant                                          496,896                 434,770
    Rollover contributions                                 1,985                  36,925
                                                      ----------              ----------
                                                      $  646,618              $  656,695
                                                      ----------              ----------
      Total additions                                 $  843,978              $  738,633
                                                      ----------              ----------

Deductions from net assets attributable to:
  Benefits paid to participants                       $  179,295              $  102,509
  Unallocated forfeitures                                    - -                     932
  Administrative expenses                                  1,345                     - -
                                                      ----------              ----------
      Total deductions                                $  180,640              $  103,441
                                                      ----------              ----------
      Net increase                                    $  663,338              $  635,192

Net assets available for benefits:
  Beginning of period                                  1,095,565                 460,373
                                                      ----------              ----------
  End of period                                       $1,758,903              $1,095,565
                                                      ==========              ==========

See Notes to Financial Statements.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                         Notes to Financial Statements



Note 1. Description of the Plan

        The following description of the Virginia Bankers Association Defined Contribution Plan for C&F Mortgage Corporation (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

            General

             The Plan is a defined contribution plan maintained by C&F Mortgage Corporation pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code) established for the benefit of substantially all employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the month following their employment date and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

             As of January 1, 1999, the Plan was restated to include the investment option of C&F Financial Corporation Stock (Employer Stock) registered under the Securities Act of 1933. Prior to restatement, the Plan was known as the C&F Mortgage Corporation 401(k) Plan.

            Contributions

             Each participant may elect to defer from 1% to 15% of their pretax annual compensation, as defined in the Plan. The Company may also make a discretionary profit sharing contribution, determined annually by the Board of Directors. The contribution is allocated in proportion of a participant's contributions to the total contributions of all participants. Discretionary contributions declared or made by the Company were $156,300 and $185,000 during the plan years ended December 31, 1999 and 1998, respectively. Participants entering the Plan may roll over contributions from other plans. Contributions are subject to certain limitations as established by the Internal Revenue Code.

            Participants' Accounts

             Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         Notes to Financial Statements

            Vesting

             The Plan's vesting provision provides that participants are immediately vested in their elective contributions and earnings thereon. Vesting in the Company's contributions occurs as follows:

                                               Vested Interest
                                               ----------------
                                             Prior to       Effective
       Number of Years of                   January 1,      January 1,
       Vesting Service                         1998            1998
       --------------------                -----------  ----------------
       Less than 1 year                          0%                0%
       1 year but less than 2 years             25%                0%
       2 years but less than 3 years            50%               25%
       3 years but less than 4 years            75%               50%
       4 years but less than 5 years           100%               75%
       5 years or more                         100%              100%

            Investment Options

             All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions made into any of 35 separate investment options or managed accounts.

             A participant may choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Stock), the remaining balance and future contributions may be invested in the other investment fund options. Participants may change their investment options the first day of the month of each quarter.

            Payment of Benefits

             Upon retirement or termination of service a participant may elect to receive either a lump sum amount equal to the value of the participants vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made with the administrator at least 30 days before the benefit payment date. Participants whose vested account balance has never exceeded $5,000 must be paid out in the form of a lump sum distribution.

            Forfeited Accounts

             At December 31, 1999 and 1998, forfeited nonvested accounts totalling $8,563 and $932, respectively, were used to reduce employer contributions for the year ended December 31, 1999.

                         Notes to Financial Statements

Note 2. Summary of Accounting Policies

        Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

        Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition

          The Plan's investments in collective trusts as of December 31, 1998 are stated at contract value. Contract values as stated by Virginia Bankers Association Benefits Corporation (VBA), the former Plan Trustee, are determined by closing quoted market prices of the underlying securities and therefore approximate fair value at the end of the Plan year. As of December 31, 1999, investments in pooled separate accounts of Manufacturers Life Insurance Company represents ownership of units of participation in various mutual funds. The value of a unit of participation is the total value of each mutual fund within the separate accounts divided by the number of units outstanding. The investments in the pooled separate accounts are stated at fair value and are based on quoted redemption values of the underlying mutual funds on the last day of the year. The Plan's Guaranteed Interest Accounts, guarantee a rate of return for a defined term. The assets are commingled with other assets of Manufacturers Life Insurance Company's general account and are reported at fair value as determined by Manufacturers Life Insurance Company. Common stock is stated at the fair value determined by quoted market prices.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statements of changes in net assets available for plan benefits.

        Benefit Payments

          Benefit payments are recorded when paid.

                         Notes to Financial Statements

Note 3. Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are 100 percent vested in the portion of his or her account not previously vested.


Note 4. Investments

        The Plan's investment assets are currently held by the custodians, Manulife Financial and Raymond James Financial Services, Inc. The Plan's investment assets for the year ended December 31, 1998, were held by the former custodian, SouthTrust Asset Management Company. The following table presents investments for the years ended December 31, 1999 and 1998 that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                           ------------------
                                                             1999      1998
                                                           --------  --------


         Manulife Lifestyle Fund - Balanced Portfolio      $103,170  $    - -
         Manulife Lifestyle Fund - Growth Portfolio         553,083       - -
         Manulife Lifestyle Fund - Aggressive Portfolio     325,613       - -
         Manulife Science & Technology Fund                 123,298       - -
         C&F Financial Corporation Stock                    104,671       - -
         VBA Moderate Growth Fund                               - -    73,216
         VBA Wealth Building Fund                               - -   289,916
         VBA Aggressive Appreciation Fund                       - -   519,274

         During the years ended December 31, 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $193,940 and $80,704, respectively as follows:

                                                     1999               1998
                                                     ----               ----

           Common collective trust funds          $ 140,518          $ 80,704
           Pooled separate accounts                  70,364               - -
           Common stock                             (16,954)              - -
           Guaranteed investment contracts               12               - -
                                                  ---------          --------
                                                  $ 193,940          $ 80,704
                                                  =========          ========

Note 5. Tax Status

        The Internal Revenue Service has determined and informed the trustee/administrator by a letter dated December 23, 1997, that the Master Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan sponsor believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


Note 6. Related Party Transactions

        The majority of the Plan's assets as of December 31, 1998 were invested in common collective trust funds which are managed by the Virginia Bankers Association Benefits Corporation, Plan administrator and trustee of the Plan during 1998 and until the fourth quarter of 1999.
        Therefore, transactions in these funds qualify as a party-in-interest. Fair market value of these funds are based on closing market quotes of the underlying securities and fees charged for services by the party-in-interest are based on customary rates for such services.

        The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of C&F Mortgage Corporation, the Plan Sponsor. Therefore C&F Financial Corporation is a party-in-interest. Employer securities are allowed by ERISA and the Department of Labor and the fair value of common stock is based on quotes from an active market.


Note 7. Administrative Expenses

        Certain administrative expenses are absorbed by C&F Mortgage Corporation, the Plan sponsor.


Note 8. Significant Amendments Events

        During the fourth quarter of 1999, C&F Mortgage Corporation changed asset custodians from SouthTrust Asset Management Company of Georgia, N.
        A. to Manulife Financial and Raymond James Financial Services, Inc. Investments in C&F Financial Corporation stock are held with Raymond James Financial Services, Inc. All remaining assets are held with Manulife Financial.

        The Plan's trustee was also changed from the Virginia Bankers Association Benefits Corporation to the Corporation's Chief Financial Officer and the Human Resource Manager. As of the date of our report, the plan documents had not been finalized to reflect these changes.

             VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN
                          FOR C&F MORTGAGE CORPORATION

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1999

                 Description of Asset                           Type of Asset                      Cost                Value
-------------------------------------------------------------------------------------------------------------------------------
Manulife Lifestyle Fund-Aggressive Portfolio            Pooled separate account                  $ 308,511           $ 325,613
Manulife Aggressive Growth Fund                         Pooled separate account                      3,442               3,778
Manulife Balanced Fund                                  Pooled separate account                         38                  39
Manulife Lifestyle Fund-Balanced Portfolio              Pooled separate account                    100,868             103,170
Manulife High-Quality Bond Fund                         Pooled separate account                      4,323               4,322
Manulife Balanced Select Fund                           Pooled separate account                         38                  39
Manulife Capital Growth Stock Fund                      Pooled separate account                      5,224               5,502
Manulife Lifestyle Fund-Conservative Portfolio          Pooled separate account                      7,446               7,458
Manulife Dividend & Growth Fund                         Pooled separate account                     20,259              21,008
Manulife Discovery Fund                                 Pooled separate account                         76                  79
Manulife Diversified Capital Fund                       Pooled separate account                         76                  78
Manulife Developing Markets Fund                        Pooled separate account                        716                 787
Manulife Emerging Growth Stock Fund                     Pooled separate account                      2,374               2,516
Manulife Enterprise Fund                                Pooled separate account                     25,096              27,032
Manulife Equity Income Fund                             Pooled separate account                      1,271               1,310
Manulife Foreign Fund                                   Pooled separate account                      7,086               7,327
Manulife Growth & Income Fund                           Pooled separate account                     10,929              11,236
Manulife Lifestyle Fund-Growth Portfolio                Pooled separate account                    530,196             553,083
Manulife Growth Opportunities Fund                      Pooled separate account                     10,864              11,235
Manulife Growth Plus Stock Fund                         Pooled separate account                      3,185               3,347
Manulife Growth Fund                                    Pooled separate account                     19,350              20,053
Manulife High-Yield Fund                                Pooled separate account                      4,713               4,740
Manulife Index Stock Fund                               Pooled separate account                     24,925              25,818
Manulife International Stock Fund                       Pooled separate account                     23,658              25,353
Manulife Large-Cap Equity Fund                          Pooled separate account                     20,193              21,172
Manulife Mid-Cap Equity Fund                            Pooled separate account                     14,173              14,535
Manulife Mid-Cap Growth Fund                            Pooled separate account                      9,405              10,047
Manulife Mid-Cap Value Fund                             Pooled separate account                      1,853               1,908
Manulife Lifestyle Fund-Moderate Portfolio              Pooled separate account                     17,164              17,496
Manulife Overseas Fund                                  Pooled separate account                      5,942               6,404
Manulife Small-Cap Growth Fund                          Pooled separate account                     12,021              13,215
Manulife Small Company Stock Fund                       Pooled separate account                     13,756              14,462
Manulife Science & Technology Fund                      Pooled separate account                    114,887             123,298
Manulife Selective Growth Stock Fund                    Pooled separate account                     11,197              11,647
Manulife Small-Cap Value Fund                           Pooled separate account                        175                 180
Manulife Socially Responsible Fund                      Pooled separate account                      3,915               4,054
Manulife Select Twenty Fund                             Pooled separate account                     70,152              72,886
Manulife Total Return Fund                              Pooled separate account                        251                 251
Manulife Value & Restructuring Fund                     Pooled separate account                     10,238              11,058
C&F Financial Corporation                               Common stock                               120,033             104,671
Guaranteed Investment Contract                          Guaranteed interest accounts                 2,361               2,366
                                                                                               -----------         -----------
                                                                                               $ 1,542,380         $ 1,594,573
                                                                                               ===========         ===========